Exhibit 99.1

chartered semiconductor manufacturing ltd. N e w s R e l e a s e

Investor Contacts:

Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Clarence Fu (65) 6360.4060 cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:

Laurie Stanley (1) 925.224.8762 laurie@wiredislandpr.com	Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com

CHARTERED UPDATES GUIDANCE FOR SECOND QUARTER

SINGAPORE – June 3, 2005 – Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) updated its second-quarter guidance, which was originally provided on April 22, 2005.

“Revenues including our share of Silicon Manufacturing Partners (SMP or Fab 5) are now expected to be at the higher end of our prior guidance and revenues at Chartered level are expected to be approximately at the mid point of our prior guidance. Our share of SMP revenues is expected to be higher than prior guidance. Consistent with higher revenues, our second-quarter net loss will be at the lower end of the range guided previously,” said George Thomas, senior vice president & CFO of Chartered.

Chartered plans to release second quarter 2005 results on Friday, July 22, 2005, Singapore time, before the Singapore market opens.

Chartered’s original guidance for second quarter 2005 was published in the Company’s first quarter 2005 earnings release dated April 22, 2005, which can be found on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, Earnings Releases section.

Presentation of Information in this News Release

The Company’s financial results are prepared and determined in accordance with US GAAP. In order to give investors additional information, Chartered has also provided information on its total business base revenues which included the Company’s share of SMP. SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues. References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP.

About Chartered

Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our expectation of our second quarter 2005 performance versus the April 2005 guidance reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer markets; demands from our major customers, excess inventory and life cycles of specific products; competition from other foundries; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances; the timing and rate of the semiconductor market recovery; economic conditions in the United States as well as globally and the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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